Neovasc Achieves Design Freeze for Transfemoral Trans-septal Tiara™ Mitral Valve System

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today achievement of design freeze for its fully retrievable transfemoral trans-septal Tiara™ ("TF/TS Tiara") system, including a modified, lower profile valve and a steerable delivery system.

"This design freeze is a significant milestone for the Company," commented Fred Colen, President and Chief Executive Officer at Neovasc. "We have advanced our program and met our quality system phase gate review for developing a transformational TF/TS Tiara system that offers meaningful advantages for physicians and patients. The trackability, single piece self-anchoring design, large valve opening area, lower profile valve and full retrievability until the point of final release combine to make what we believe to be a best-in-class system."

About the TF/TS Tiara System

The TF/TS Tiara System allows for a controlled and predictable implantation procedure similar to Neovasc's Tiara transapical device. Unlike competitive systems in development, the TF/TS Tiara system features a single piece design that does not require a two-stage deployment process nor a docking mechanism for valve securement. The single piece design allows for a simplified stepwise deployment and maintains a large valve opening, or effective orifice area, to maximize blood flow through the valve. The lower profile valve design, coupled with the innovative delivery system should expand the potential patient pool eligible for treatment. The Company expects to initiate a clinical feasibility study in late 2020.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "plans", "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, statements regarding the Company's belief that the TF/TS Tiara is a best in class system, expectations as to initiating a clinical feasibility study in late 2020 and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, any pathway to U.S. market approval by the FDA carries considerable risk, and there can be no assurance that the PMA will be approved by the FDA in a timely manner or at all, or that the receipt of the Administrative Acceptance Review Notification by the Company means that the FDA will agree with the Company's substantive conclusions set forth in the PSA. In the event that the PMA is approved by the FDA, there can be no assurance that Neovasc will be successful in commencing commercialization of Reducer in the United States on a timely basis or at all, or of the total addressable market size for Reducer. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com